FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, June 20, 2002, Series 2002-CB3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-83816
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 20, 2002

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.

By: /s/ Matthew R. Bollo
Name: Matthew R. Bollo
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

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*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Term Sheet **Date Prepared: June 12, 2002**

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2002-CB3*

Approximate Total Offered Size: $249,991,000

Credit-Based Asset Servicing and Securitization LLC
Seller
Litton Loan Servicing LP
Servicer
Salomon Brothers Mortgage Securities VII, Inc.
Depositor

Tranche	Amount[1]	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call/Mat)
Class A-IO	Notional (2)	Variable / Senior	[ ]% (3)	AAA/Aaa/AAA	1.01 / 1.01 Yr
Class A	$204,074,000	Floating / Senior	[ ]% (4)	AAA/Aaa/AAA	2.42 / 2.63 Yr
Class M-1	$17,219,000	Floating / Mezz	[ ]% (4)	AA/Aa2/AA	5.15 / 5.68 Yr
Class M-2	$14,668,000	Floating / Mezz	[ ]% (4)	A/A2/A	5.08 / 5.57 Yr
Class B-1	$11,479,000	Floating / Mezz	[ ]% (4)	BBB/Baa2/BBB	5.04 / 5.42 Yr
Class B-2	$2,551,000	Floating / Mezz	[ ]% (4)	BBB-/Baa3/BBB-	5.02 / 5.21 Yr

1 Certificate sizes are subject to change (+/- 5%)
2 Notional amount; the notional amount will be the lesser of $102,037,386 and the balance of the mortgage loans
3 Class A-IO is a 12-month interest only class and will receive interest at a fixed rate of 6.50% for months 1 through 6, and 3.50% for months 7 through 12
4 Class A will bear interest at a variable rate, and its margin will increase by 2x following the Optional Termination Date; Class M-1, Class M-2, Class B-1, and Class B-2 will bear interest at variable rates and their margins will increase by 1.5x following the Optional Termination Date

Transaction Overview:

Lead Manager: **Salomon Smith Barney**
Co-Managers: Residential Funding Corp.
Rating Agencies: S&P / Moody's / Fitch
Trustee: JP Morgan Chase

Expected Pricing Date: June [13], 2002
Expected Settlement Date: June [20], 2002

For Further Information:

Mortgage Finance
Susan Mills (212) 723-6376
Matt Bollo (212) 723-6375
Glenn McIntyre (212) 723-6391
Phil Seares (212) 723-1145
Brian Appell (212) 723-6395

MBS Trading
Jim De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6325

MBS Research
Ivan Gjaja (212) 816-8320

*All numbers are preliminary and subject to change.

Seller Profile: Credit-Based Asset Servicing and Securitization LLC ("C-BASS").

- The Seller was established in July 1996 as a venture of Mortgage Guaranty Insurance Corporation ("MGIC"), Enhance Financial Services Group, Inc. ("EFSG") and certain members of management of the Seller. Each of MGIC and EFSG has approximately a 46% interest in the Seller with the remainder owned by management of the Seller. On February 28, 2001, Radian Group Inc. ("Radian") acquired EFSG, including EFSG's 46% interest in the Seller. Radian and MGIC are publicly traded companies under the symbols RDN and MTG, respectively.
- The Seller's principal business is the purchasing of performing, sub-performing and non-performing residential mortgage loans from banks and other financial institutions and individuals and mortgage-related securities, including non-investment grade subordinated securities, for investment and securitization. Substantially all of the mortgage loans the Seller owns are serviced by its wholly-owned subsidiary, Litton Loan Servicing LP. The Seller does not originate mortgages. The Seller is a HUD-approved investing mortgagee.

Servicer Profile:

- Litton Loan Servicing LP, a wholly-owned subsidiary of C-BASS, will act as the servicer of the Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Servicer was formed in December 1996. The Servicer, as of March 2002, employs approximately 487 individuals. The Servicer has a servicing portfolio of approximately $8.4 billion and specializes in servicing sub-performing mortgage loans and entering into workouts with the related mortgagors. Litton is currently rated RPSI as a Primary Servicer by Fitch, Strong by Standard & Poors and SQ1 by Moody's.

TRANSACTION SUMMARY

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2002-CB3.
Offered Certificates:	Class A-IO, Class A, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates.
Non-Offered Certificates:	Class B-3, Class X, Class N and Class R
Senior Certificates:	Class A-IO and Class A
Subordinate Certificates:	Class M-1, M-2, B-1, B-2 and B-3
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS").
Servicer:	Litton Loan Servicing LP, an affiliate of the Seller.
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Trustee:	JP Morgan Chase
Closing Date:	On or about June [20], 2002.
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 25, 2002.
Cut-off Date:	June 1, 2002
Payment Delay:	Classes A, M-1, M-2, B-1, B-2 and B-3 have a 0 day delay. Class A-IO has a 24 day delay.
Day Count:	Classes A, M-1, M-2, B-1, B-2 and B-3 are Actual/360. Class A-IO is 30/360.
Servicing Fee:	0.50% per annum
Trustee Fee:	0.009% per annum
Administrative Fees:	Servicing Fee and Trustee Fee
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	All Senior Certificates may be ERISA eligible.
Tax Status:	➢ The Class A-IO, Class A, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates will be treated as REMIC regular interests for Federal income tax purposes.

STRUCTURE SUMMARY

Structure:

- Floating Rate Senior/Mezzanine/Overcollateralization Structure with a 12 month NAS IO

Pricing Speed:

- Offered Certificates: 23% CPR on the Fixed-Rate Mortgages
  30% CPR on the Adjustable-Rate Mortgages

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class A, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates on each Distribution Date is the lesser of:
  - (1) the Formula Rate
  - (2) the Pool Cap for that Distribution Date
- The Formula Rate for the Offered Certificates is as follows:
  - *Prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for each Class of Offered Certificates.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x the margin for Class A and 1-Month LIBOR plus 1.5x the margin for Classes M-1, M-2, B-1, B-2 and B-3 Certificates. Margins will be set at pricing for each applicable Offered Certificate.
- In the event the Pass-Through Rate on the Class A, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates equals the Pool Cap, additional funds may be available pursuant to the Cap as defined herein.

Principal Payments for Senior Certificates:

Prior to the Stepdown Date, the Senior Certificates will receive ALL of the principal collected on the related mortgage loans plus any Excess Interest from those mortgage loans required to maintain the applicable Overcollateralization Target.

- On or after the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Senior Certificates will be an amount such that the Senior Certificates will have 42% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the original Senior Enhancement Percentage).

Principal Payments for Subordinate Certificates:

The Subordinate Certificates will NOT receive any principal payments until on or after the Stepdown Date.

- Thereafter (assuming no Trigger Events occur), principal will be shared among the Subordinate Certificates to maintain in each case approximately 2x their respective initial credit support.

Lockouts for Structure:

The Subordinate Certificates are not expected to receive principal distributions until the Stepdown Date as defined herein.

Optional Termination:

10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Servicer or an affiliate of the Servicer shall have the right to exercise the clean-up call. If the Servicer, or any of its affiliates, exercises the cleanup call, the Offered Certificateholders are entitled to:

- Outstanding principal balance of the Offered Certificates
- 1 month's interest on such balance at the related Pass-Through Rate
- Any interest previously earned but not paid (if any)
- Any "LIBOR Carryover Amount" (if any)

Cap:

In the event that the pass-through rates on the Offered Certificates are limited to the Pool Cap, the holders of the Offered Certificates will also be entitled to the benefit of an amortizing Cap contract for months 1 through 12 and 24 through 60, pursuant to which the counterparty under the Cap will be required to make payments to the Trustee for the benefit of the Offered Certificateholders when one-month LIBOR exceeds 5.75% per annum for the first 12 months and 8.50% per annum, thereafter. The notional amount of the Cap schedule referred to on page [35], approximates the aggregate principal balance of the mortgage loans from months 1 through 12 and the balance of the fixed-rate mortgage loans, thereafter.

Pool Cap:

For any Distribution Date, the Pool Cap will equal the weighted average of the Net Mortgage Interest Rates, weighted on the basis of the Mortgage Loan balances as of the first day of the Collection Period.

STRUCTURE SUMMARY *(Continued)*

Net Mortgage Interest Rate:
For each Mortgage Loan is the applicable Mortgage Interest Rate less the sum of:

(i) the Servicing Fee Rate,

(ii) the rate at which the Trustee Fee accrues,

(iii) during months 1 through 12 the interest on the Class A-IO Certificates for such Distribution Date expressed as a per annum rate.

Interest Carry Forward Amount:
As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

Excess Interest:
Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any overcollateralization deficiency, will be available to make payments of the LIBOR Carryover Amount to the Offered Certificates in an amount equal to any reductions in the amount of interest payable to such holders caused by application of the Pool Cap.

Senior Enhancement Percentage:
For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Subordinate Certificates, and
- (ii) the Overcollateralization Amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Collection Period.

Principal Remittance Amount:
The sum of (i) all principal amounts collected or advanced on the Mortgage Loans during the related collection period or prepayment period, as applicable, less the amount, if any, by which the overcollateralization amount for the Offered Certificates exceeds the Targeted Overcollateralization Amount for such Distribution Date and (ii) the amount, if any, by which the Targeted Overcollateralization Amount exceeds the overcollateralization amount for such Distribution Date.

Notional Schedule:

Month	Notional Amount**	Coupon
1	$102,037,386	6.50%
2	$102,037,386	6.50%
3	$102,037,386	6.50%
4	$102,037,386	6.50%
5	$102,037,386	6.50%
6	$102,037,386	6.50%
7	$102,037,386	3.50%
8	$102,037,386	3.50%
9	$102,037,386	3.50%
10	$102,037,386	3.50%
11	$102,037,386	3.50%
12	$102,037,386	3.50%

** Notional amount; the notional amount will be the lesser of $102,037,386 and the balance of the mortgage loans

STRUCTURE SUMMARY *(Continued)*

Stepdown Date:

The later to occur of:

(x) the earlier to occur of:

- (i) the Distribution Date in July 2005 and
- (ii) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is reduced to zero, and

(y) the first Distribution Date on which the Senior Enhancement Percentage equals twice its initial amount.

Trigger Event [Pending Rating Agency Approval]:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
July 25, 2005 to June 25, 2006	[3.00]%
July 25, 2006 to June 25, 2007	[4.25]%
July 25, 2007 to June 25, 2008	[5.00]%
July 25, 2008 and thereafter	[5.25]%

(ii) Prior to the Stepdown Date if the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [20]% of the Aggregate Pool Balance. or

(iii) After the Stepdown date if the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [75]% of the Senior Enhancement Percentage

60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Mortgage Loan in foreclosure and all REO Property. Any Re-Performing 60+ Day Delinquent Mortgage Loan will not be considered to be a 60+ Day Delinquent Loan, except for any such Re-Performing 60+ Day Delinquent Mortgage Loans which exceed 25% of the Mortgage Loans (measured by aggregate principal balance).

Re-Performing 60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which, as of any date of determination any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due but which, on a 3-month rolling average basis, has made its scheduled principal and interest payments.

CREDIT ENHANCEMENT SUMMARY

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly excess spread
- Overcollateralization
- Subordination
  - Class A-IO and Class A are senior to the M-1, M-2, B-1, B-2 and B-3 Classes
  - M-1 Class is senior to M-2, B-1, B-2 and B-3 Classes
  - M-2 Class is senior to B-1, B-2 and B-3 Classes
  - B-1 Class is senior to B-2 and B-3 Class

Initial Credit Support*

Class	Percentage
A	20.00%
M-1	13.25%
M-2	7.50%
B-1	3.00%
B-2	2.00%

On or After Stepdown Date*

Class	Percentage
A	42.00%
M-1	28.50%
M-2	17.00%
B-1	8.00%
B-2	6.00%

**Approximate*

Overcollateralization:

On the Closing Date, the trust will issue an aggregate principal amount of Certificates, which is approximately equal to the aggregate principal balance of the Mortgage Loans as of the Cutoff Date. On each Distribution Date, commencing July 25, 2002, to the extent not used to cover losses or interest shortfalls, 50% of the Excess Interest will be used to pay principal to the Certificates, further reducing the aggregate principal balance of the Certificates below the aggregate principal balance of the Mortgage Loans, and the remainder will be distributed to the Certificates in the priority set forth in the prospectus supplement. This excess of the principal balance of the Mortgage Loans over the principal balance of the Certificates represents Overcollateralization, which may be used to absorb losses on the Mortgage Loans not covered by Excess Interest. Once the Targeted Overcollateralization Amount is met, if the level of Overcollateralization falls below the Targeted Overcollateralization Amount (an "Overcollateralization Deficiency"), 100% of the Excess Interest will be paid as principal to the Certificates, reducing the principal balance of the Certificates faster than the principal balance of the Mortgage Loans until the Targeted Overcollateralization Amount is reached.

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates, (excluding the Class A-IO Certificates), but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 1.00% of the initial balance of the mortgage loans, and

(y) on and after the Stepdown Date, the lesser of:

- (i) 1.00% of the initial balance of the Mortgage Loans, and
- (ii) the greater of:
  - (a) approximately 2.00% of the balance of the Mortgage Loans as of the last day of the related Collection Period and
  - (b) approximately 0.50% of the initial balance of the Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

- ➢ If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement permits a portion of the Principal Remittance Amount for such Distribution Date <u>NOT</u> to be passed through as a distribution of principal on the Offered Certificates.
  - This has the effect of decelerating the amortization of the Certificates relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
  - This portion of the Principal Remittance Amount not distributed as principal on the Certificates therefore releases overcollateralization from the Trust Fund. The amount of such releases are the "Overcollateralization Release Amounts."

Overcollateralization Release Amount:

- ➢ With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:
  - (x) the Principal Remittance Amount for such Distribution Date and
  - (y) the excess, if any, of:
    - (i) the Overcollateralization Amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Offered Certificates (other than the Class A-IO Certificates) on such Distribution Date, over
    - (ii) the Targeted Overcollateralization Amount for such Distribution Date
- ➢ With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Allocation of Losses/ Subordination:

Realized losses on the mortgage loans will be applied:

- ➢ First to reduce the excess interest and overcollateralization amount
- ➢ Then to the Certificates in reverse order of seniority: Class B-3, B-2, B-1, M-2, M-1, and then Class A.

MORTGAGE POOL SUMMARY (1)

Mortgage Pool:

- The Mortgage Pool consists of fixed rate and adjustable-rate, FHA insured (approximately 0.81%), VA guaranteed (approximately 0.20%), FHA uninsured (approximately 0.33%), and conventional closed-end mortgage loans, secured by 1st, 2nd and 3rd lien, level pay and balloon mortgages on primarily 1-4 family properties.
- The Mortgage Pool consists of Performing Mortgage Loans, Sub-Performing Mortgage Loans and Re-Performing Mortgage Loans. (Please see "Collateral Summary" for additional information.)

Prepayment Penalty Terms:

Approximately, 61.74% of the mortgage loans by principal balance as of the Cut-off Date require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan during periods ranging from 5 months to approximately 15 years after the mortgage loan was originated.

Advances:

- Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.
- The Servicer will <u>NOT</u> make any Advances of principal or interest with respect to:
  - Simple Interest Mortgage Loans (approximately 15.43%) or
  - REO Properties

Compensating Interest:

The Servicer is obligated to offset any Prepayment Interest Shortfall, other than from Simple Interest loans, on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Arrearages:

Past due payments on mortgage loans which were delinquent on or prior to the Cut-off Date

- No arrearages are securitized within this transaction
- In the event that a mortgage loan is liquidated before the related arrearage is reduced to zero, the arrearage, together with reimbursements for advances of principal and interest and servicing advances with respect to such mortgage loan, will reduce the liquidation proceeds available for distribution to certificateholders.

Performing Loans:

A Mortgage Loan that was not 30 or more days delinquent as of the Cut-off Date.

Special Hazard Loss Allocation:

Special Hazard Losses will be allocated as described above, except that if such losses, as of any date of determination, exceed the greater of (i) 1.0% of the Pool Balance on such date, (ii) two times the amount of the Principal Balance of the largest Mortgage Loan in the Mortgage Pool and (iii) an amount equal to the aggregate Principal Balances of the Mortgage Loans in the largest zip-code concentration in the State of California, such excess losses will be allocated among all the outstanding classes [including the Class N and Class X Certificates] pro-rata, based on their respective Certificate Principal Balances. Any allocation of such excess in reduction of a Certificate Principal Balance is referred to as an "Applied Realized Loss Amount." Any such reduction of a Certificate Principal Balance will not be reversed or reinstated. However, on future Distribution Dates, Certificateholders of the related class may receive amounts in respect of prior reductions in the related Certificate Principal Balances as described below. Such subsequent payments will be applied in the reverse of the order set forth above.

Special Hazard Losses:

Special Hazard Losses are generally Realized Losses that result from direct physical damage to Mortgaged Properties caused by natural disasters and other hazards which (i) are not traditionally covered by hazard insurance policies (such as earthquakes) and (ii) have been submitted and rejected by the related hazard insurer and any shortfall in insurance proceeds for partial damage due to the application of the co-insurance clauses contained in hazard insurance policies.

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(1) The collateral information presented in this Series Term Sheet regarding the Mortgage Pool is as of the Cut-off Date.

MORTGAGE POOL SUMMARY *(Continued)*

Sub-Performing Mortgage Loans: A Mortgage Loan (that may be in a Forbearance Plan or a Bankruptcy Plan) that was at least 30 but not more than 89 days delinquent as of the Cut-off Date

(i) "Forbearance Plan Mortgage Loan" is a mortgage loan in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such mortgage loan to the extent remaining outstanding as of the Cut-off Date.

(ii) "Bankruptcy Plan Mortgage Loan" is a mortgage loan in which the related mortgagor defaulted and, after default, became the subject of a case under either Chapter 7 or 13 of the United States Bankruptcy Code, and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan; provided that, certain Chapter 7 loans were not reaffirmed by the related bankruptcy court. Such mortgage loans are non-recourse to the borrower, but in order to prevent foreclosure, the borrower must continue to make regular scheduled payments thereon.

Re-Performing Mortgage Loans: A Mortgage Loan (that may be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) which had defaulted in the past and which is currently at least 90 days delinquent with respect to certain Regular Scheduled Payments but which satisfies one of the following criteria (the "Re-Performance Test"):

(i) The mortgagor has made at least three aggregate regular scheduled payments in the three calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to March 1, 2002), or

(ii) The mortgagor has made at least four aggregate regular scheduled payments in the four calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to February 1, 2002), or

(iii) The mortgagor has made at least five aggregate regular scheduled payments in the five calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to January 1, 2002).

MORTGAGE POOL SUMMARY *(Continued)*

Owner-Financed Mortgage Loans:

2.44% of the mortgage loans are Owner-financed mortgage loans ("Owner-Financed Mortgage Loans"). Owner-financed Mortgage Loans are originated by the individual sellers of the related mortgaged property. The mortgagor under an owner-financed mortgage loan generally does not complete a mortgage loan application and the seller of the related property generally does not verify the income or employment of the related mortgagor. In connection with the acquisition of an Owner-financed Mortgage Loan, the Seller performed the following:

- Obtained and reviewed the credit history and payment history of the mortgagor ;
- Calculated the loan-to-value ratio of the mortgage loan at the time of acquisition for underwriting purposes to determine the mortgagor's equity in the related mortgaged property;
- Conducted a drive-by appraisal of the market value generally within 90 days prior to the Seller's purchase of such mortgage loan;
- In certain instances, the Seller may have used a previous appraisal if it was completed within one year prior to the Seller's purchase, in which case the Seller generally will require the appraiser to recertify the value in such appraisal; and
- May have obtained a drive-by appraisal, generally within three months of acquisition.

High Cost Mortgage Loans:

As of the Cut-Off Date, 0.72% of the mortgage loans were High Cost Mortgage Loans. Purchasers or assignees of any High Cost Mortgage Loan, including the trust, could be liable under federal law for all claims and subject to all defenses that the borrower could assert against the originator of a High Cost Mortgage Loan. Remedies available to the borrower include monetary penalties, as well as rescission rights if appropriate disclosures were not given or provided in a timely way as required or the mortgage contains certain prohibited loan provisions.

EXCESS INTEREST OF POOL (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

Pool on Loans:

9.80% (Gross WAC on Mortgage Pool)
- 0.50% (Servicing Fee)
- 0.01% (Trustee Fee)
9.29% (Net WAC on Mortgage Pool)

Excess Spread (Before Losses):

9.29% (Net WAC on Loans)
- 4.65% (Weighted Avg. Initial Bond Coupon)
4.64% (Initial Excess Spread)

DESCRIPTION OF THE COLLATERAL

FIXED-RATE COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of June 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,129	
Aggregate Current Principal Balance:	$153,394,536	
Current Principal Balance:	$72,050	$2,778 - $458,381
Original Principal Balance:	$74,434	$4,030 - $459,000
1st Lien:	91.81%	
Gross Coupon:	10.00%	5.00% - 19.35%
Remaining Term (months – Stated):	283	9 – 360
Seasoning (months):	27	1 – 297
Combined LTV:	80.93%	8.00% - 125.55%
Borrower FICO:	599	359 – 813

SALOMON SMITH BARNEY
A member of citigroup

FIXED RATE MORTGAGE LOANS

PRINCIPAL BALANCE AT ORIGINATION

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	823	$28,643,080.53	18.07%
50,000.01 - 100,000.00	862	60,063,124.66	37.90
100,000.01 - 150,000.00	275	33,183,158.33	20.94
150,000.01 - 200,000.00	96	16,366,692.44	10.33
200,000.01 - 250,000.00	32	7,092,358.94	4.48
250,000.01 - 300,000.00	20	5,461,828.55	3.45
300,000.01 - 350,000.00	9	2,982,001.74	1.88
350,000.01 - 400,000.00	8	2,977,695.00	1.88
400,000.01 - 450,000.00	3	1,240,250.00	0.78
450,000.01 - 500,000.00	1	459,000.00	0.29
Total	**2,129**	**$158,469,190.19**	**100.00%**

PRINCIPAL BALANCE AS OF THE CUT-OFF DATE

Range ($)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
0.01 - 50,000.00	872	$28,871,308.46	18.82%
50,000.01 - 100,000.00	830	57,664,845.84	37.59
100,000.01 - 150,000.00	264	31,701,203.56	20.67
150,000.01 - 200,000.00	92	15,631,483.16	10.19
200,000.01 - 250,000.00	30	6,573,620.38	4.29
250,000.01 - 300,000.00	20	5,399,132.04	3.52
300,000.01 - 350,000.00	10	3,276,117.76	2.14
350,000.01 - 400,000.00	7	2,580,949.10	1.68
400,000.01 - 450,000.00	3	1,237,494.74	0.81
450,000.01 - 500,000.00	1	458,380.71	0.30
Total	**2,129**	**$153,394,535.75**	**100.00%**

PROPERTY TYPE

Property Type	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Single Family	1,710	$122,365,761.71	79.77%
2 Family	96	7,189,900.01	4.69
3 Family	21	2,627,889.23	1.71
4 Family	7	949,499.42	0.62
2-4 Family	3	220,353.03	0.14
Condo	48	4,908,091.98	3.20
PUD	22	2,323,931.52	1.52
Townhouse	25	1,245,159.85	0.81
Lo-Rise Condo	1	111,949.31	0.07
Hi-Rise Condo	2	149,195.54	0.10
Manuf Housing	141	8,767,475.21	5.72
Multi Family	1	38,978.44	0.03
Mobile Home	42	2,108,977.58	1.37
Mixed Use	1	65,514.30	0.04
Other	9	321,858.62	0.21
Total	**2,129**	**$153,394,535.75**	**100.00%**

OCCUPANCY TYPE

Occupancy	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Owner Occupied	1,851	$135,240,423.63	88.17%
Non Owner Occupied	229	15,237,121.55	9.93
Second Home	49	2,916,990.57	1.90
Total	**2,129**	**$153,394,535.75**	**100.00%**

MORTGAGE RATE AS OF THE CUT-OFF DATE

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
5.000 - 5.499	2	$55,206.05	0.04%
6.000 - 6.499	7	456,032.26	0.30
6.500 - 6.999	9	1,054,881.63	0.69
7.000 - 7.499	32	3,963,411.27	2.58
7.500 - 7.999	73	9,576,213.15	6.24
8.000 - 8.499	127	12,555,171.68	8.18
8.500 - 8.999	177	15,838,016.67	10.33
9.000 - 9.499	208	16,351,811.94	10.66
9.500 - 9.999	326	24,595,302.82	16.03
10.000 - 10.499	241	15,731,471.39	10.26
10.500 - 10.999	259	16,214,833.48	10.57
11.000 - 11.499	155	9,608,976.37	6.26
11.500 - 11.999	181	11,276,593.41	7.35
12.000 - 12.499	110	6,286,076.76	4.10
12.500 - 12.999	83	4,226,895.98	2.76
13.000 - 13.499	40	1,972,670.95	1.29
13.500 - 13.999	39	1,524,321.27	0.99
14.000 - 14.499	18	586,357.61	0.38
14.500 - 14.999	20	565,690.06	0.37
15.000 - 15.499	6	430,374.77	0.28
15.500 - 15.999	6	191,276.04	0.12
16.000 - 16.499	2	41,898.23	0.03
16.500 - 16.999	1	75,197.34	0.05
17.000 - 17.499	2	48,175.02	0.03
17.500 - 17.999	3	68,161.89	0.04
18.000 - 18.499	1	75,530.94	0.05
19.000 - 19.499	1	23,986.77	0.02
Total	**2,129**	**$153,394,535.75**	**100.00%**

GEOGRAPHIC DISTRIBUTION

Location	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Alabama	13	$697,078.08	0.45%
Arizona	38	3,162,428.99	2.06
Arkansas	12	507,298.98	0.33
California	189	22,277,016.44	14.52
Colorado	28	2,580,402.19	1.68
Connecticut	15	1,552,678.09	1.01
Delaware	11	1,028,476.52	0.67
District of Columbia	5	364,464.63	0.24
Florida	203	13,314,833.03	8.68
Georgia	86	5,949,855.67	3.88
Hawaii	1	44,669.69	0.03
Idaho	6	277,331.68	0.18
Illinois	62	3,363,865.47	2.19
Indiana	84	4,343,780.43	2.83
Iowa	8	351,350.04	0.23
Kansas	14	712,575.83	0.46
Kentucky	54	2,891,738.19	1.89
Louisiana	46	2,169,655.43	1.41
Maine	2	254,234.86	0.17
Maryland	38	2,341,422.18	1.53
Massachusetts	12	1,287,885.38	0.84
Michigan	73	4,356,494.08	2.84
Minnesota	7	521,545.97	0.34
Mississippi	30	1,619,553.87	1.06
Missouri	60	3,439,280.67	2.24
Montana	5	547,077.92	0.36
Nebraska	6	324,421.50	0.21
Nevada	14	1,193,871.86	0.78
New Jersey	34	3,414,989.54	2.23
New Mexico	10	1,004,456.59	0.65
New York	138	12,245,020.47	7.98
North Carolina	107	6,990,714.98	4.56
North Dakota	1	48,764.41	0.03
Ohio	132	9,297,471.70	6.06
Oklahoma	47	2,335,526.92	1.52
Oregon	11	869,642.30	0.57
Pennsylvania	123	7,694,203.18	5.02
Rhode Island	2	180,081.56	0.12
South Carolina	57	3,260,837.81	2.13
Tennessee	62	4,368,156.08	2.85
Texas	168	11,377,479.21	7.42

GEOGRAPHIC DISTRIBUTION *(Continued)*

Location	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Utah	13	1,411,475.32	0.92
Vermont	1	41,383.53	0.03
Virginia	37	2,493,655.41	1.63
Washington	39	3,105,322.66	2.02
West Virginia	14	1,014,204.79	0.66
Wisconsin	10	737,272.14	0.48
Wyoming	1	28,589.48	0.02
Total	**2,129**	**$153,394,535.75**	**100.00%**

LOAN PURPOSE

Loan Purpose	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Cash-out Refinance	1,190	$80,766,424.56	52.65%
Purchase	441	33,873,617.36	22.08
Rate/Term Refinance	466	37,176,884.62	24.24
Construction	32	1,577,609.21	1.03
Total	**2,129**	**$153,394,535.75**	**100.00%**

LOAN PROGRAMS

Program	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Full Documentation	1,399	$97,376,669.63	63.48%
Alternate	177	12,337,723.28	8.04
None	118	6,834,565.10	4.46
Limited	101	8,131,095.34	5.30
Unknown	144	9,388,868.73	6.12
Streamlined	9	779,115.67	0.51
Stated Income Documentation	181	18,546,498.00	12.09
Total	**2,129**	**$153,394,535.75**	**100.00%**

BALLOON CODE

Balloon Code	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
No	1,934	$139,294,189.01	90.81%
Yes	195	14,100,346.74	9.19
Total	**2,129**	**$153,394,535.75**	**100.00%**

RISK GRADE

Risk Grade	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Not Available	66	$3,681,827.63	2.40%
A	953	76,792,677.49	50.06
A-	2	157,185.96	0.10
AA	7	683,664.67	0.45
AH	2	93,556.90	0.06
ALT-A	9	479,090.90	0.31
B	617	42,122,886.44	27.46
C	274	16,950,518.26	11.05
D	199	12,433,127.50	8.11
Total	**2,129**	**$153,394,535.75**	**100.00%**

LIEN POSITION

Lien Position	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
1	1,889	$140,838,063.16	91.81%
2	239	12,522,132.08	8.16
3	1	34,340.51	0.02
Total	**2,129**	**$153,394,535.75**	**100.00%**

COMBINED ORIGINAL LTV

Combined Original LTV(%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
0.1 - 10.0	1	$10,550.47	0.01%
10.1 - 20.0	6	100,662.97	0.07
20.1 - 30.0	12	844,288.60	0.55
30.1 - 40.0	31	1,025,144.04	0.67
40.1 - 50.0	50	1,846,452.83	1.20
50.1 - 60.0	96	4,974,969.49	3.24
60.1 - 70.0	217	14,726,647.23	9.60
70.1 - 80.0	701	52,222,936.88	34.04
80.1 - 90.0	671	53,053,366.86	34.59
90.1 - 100.0	283	20,351,012.52	13.27
100.1 - 110.0	46	3,231,577.42	2.11
110.1 - 120.0	14	941,801.47	0.61
120.1 - 130.0	1	65,124.97	0.04
Total	**2,129**	**$153,394,535.75**	**100.00%**

FICO SCORE

FICO Score	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
No Score	95	$5,953,912.34	3.88%
351 - 375	1	94,872.59	0.06
376 - 400	1	84,293.26	0.05
401 - 425	4	260,389.57	0.17
426 - 450	16	957,330.45	0.62
451 - 475	50	3,186,625.52	2.08
476 - 500	81	5,771,137.75	3.76
501 - 525	93	6,433,655.55	4.19
526 - 550	231	15,619,236.90	10.18
551 - 575	281	19,432,457.62	12.67
576 - 600	305	21,680,656.86	14.13
601 - 625	298	22,436,076.44	14.63
626 - 650	258	20,481,166.81	13.35
651 - 675	187	14,910,411.51	9.72
676 - 700	114	8,984,766.56	5.86
701 - 725	48	3,178,514.61	2.07
726 - 750	37	2,562,950.41	1.67
751 - 775	22	984,041.22	0.64
776 - 800	6	308,904.97	0.20
801 - 825	1	73,134.81	0.05
Total	**2,129**	**$153,394,535.75**	**100.00%**

PREPAYMENT PENALTY TERM

Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
No Penalty	1,005	$67,459,121.64	43.98%
0.1 - 10.0	1	247,612.32	0.16
10.1 - 20.0	96	7,696,672.98	5.02
20.1 - 30.0	16	1,654,612.27	1.08
30.1 - 40.0	714	55,158,521.71	35.96
40.1 - 50.0	2	111,737.82	0.07
50.1 - 60.0	293	20,955,184.64	13.66
110.1 - 120.0	1	22,861.01	0.01
180.1 - 190.0	1	88,211.36	0.06
Total	**2,129**	**$153,394,535.75**	**100.00%**

ADJUSTABLE-RATE COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of June 1, 2002.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	858	
Aggregate Current Principal Balance:	$101,698,928	
Current Principal Balance:	$118,530	$10,531 - $706,918
Original Principal Balance:	$120,075	$13,650 - $710,000
1st Lien:	100.00%	
Gross Coupon:	9.50%	4.38% - 15.41%
Remaining Term (months – Stated Method):	339	69 – 359
Seasoning (months):	21	1 – 195
Adjustable Rate Loan Margin:	6.54%	1.50% - 11.45%
Lifetime Maximum Interest Rate:	15.90%	7.85% - 22.88%
Lifetime Minimum Interest Rate:	8.79%	0.25% - 15.41%
Next Interest Rate Change Date:	9/2003	6/2002 – 1/2008
Combined LTV:	80.84%	14.09% - 120.68%
Borrower FICO:	593	413 – 795

ADJUSTABLE RATE MORTGAGE LOANS

PRINCIPAL BALANCE AT ORIGINATION

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	117	$4,632,774.30	4.50%
50,000.01 - 100,000.00	341	25,485,629.53	24.74
100,000.01 - 150,000.00	199	24,060,540.16	23.35
150,000.01 - 200,000.00	82	14,308,301.50	13.89
200,000.01 - 250,000.00	53	11,695,045.81	11.35
200,000.01 - 250,000.00	27	7,409,558.00	7.19
300,000.01 - 350,000.00	13	4,245,353.50	4.12
350,000.01 - 400,000.00	15	5,709,510.58	5.54
400,000.01 - 450,000.00	1	431,250.00	0.42
450,000.01 - 500,000.00	8	3,776,063.00	3.67
550,000.01 - 600,000.00	1	560,000.00	0.54
700,000.01 - 750,000.00	1	710,000.00	0.69
Total	**858**	**$103,024,026.38**	**100.00%**

PRINCIPAL BALANCE AS OF THE CUT-OFF DATE

Range ($)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
0.01 - 50,000.00	121	$4,741,139.29	4.66%
50,000.01 - 100,000.00	343	25,444,094.90	25.02
100,000.01 - 150,000.00	196	23,612,221.46	23.22
150,000.01 - 200,000.00	81	14,145,071.57	13.91
200,000.01 - 250,000.00	51	11,207,289.89	11.02
250,000.01 - 300,000.00	27	7,362,383.04	7.24
300,000.01 - 350,000.00	14	4,538,443.56	4.46
350,000.01 - 400,000.00	15	5,671,390.53	5.58
400,000.01 - 450,000.00	1	431,013.64	0.42
450,000.01 - 500,000.00	7	3,292,070.15	3.24
500,000.01 - 550,000.00	1	546,892.24	0.54
700,000.01 - 750,000.00	1	706,918.21	0.70
Total	**858**	**$101,698,928.48**	**100.00%**

PROPERTY TYPE

Property Type	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Single Family	720	$84,288,714.02	82.88%
2 Family	34	4,147,364.04	4.08
3 Family	7	1,186,659.45	1.17
4 Family	4	328,322.69	0.32
2-4 Family	2	269,582.38	0.27
Condo	37	4,756,170.68	4.68
PUD	19	3,587,617.72	3.53
Townhouse	5	827,559.14	0.81
Lo-Rise Condo	1	43,446.33	0.04
Manuf Housing	17	1,190,962.49	1.17
Mobile Home	11	862,770.93	0.85
Mixed Use	1	209,758.61	0.21
Total	**858**	**$101,698,928.48**	**100.00%**

MORTGAGE RATE AS OF THE CUT-OFF DATE

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
4.000 - 4.499	1	$51,426.46	0.05%
5.500 - 5.999	1	312,545.32	0.31
6.000 - 6.499	3	693,636.35	0.68
6.500 - 6.999	16	2,735,270.84	2.69
7.000 - 7.499	37	6,010,155.63	5.91
7.500 - 7.999	64	9,893,560.03	9.73
8.000 - 8.499	57	7,966,542.58	7.83
8.500 - 8.999	106	14,513,810.39	14.27
9.000 - 9.499	72	8,231,218.57	8.09
9.500 - 9.999	119	14,826,775.63	14.58
10.000 - 10.499	87	9,672,617.25	9.51
10.500 - 10.999	99	10,329,191.75	10.16
11.000 - 11.499	65	5,717,200.12	5.62
11.500 - 11.999	65	6,316,557.76	6.21
12.000 - 12.499	23	1,568,031.25	1.54
12.500 - 12.999	21	1,554,362.51	1.53
13.000 - 13.499	7	416,001.70	0.41
13.500 - 13.999	6	434,822.17	0.43
14.000 - 14.499	5	195,333.94	0.19
14.500 - 14.999	3	215,258.16	0.21
15.000 - 15.499	1	44,610.07	0.04
Total	**858**	**$101,698,928.48**	**100.00%**

GEOGRAPHIC DISTRIBUTION

Location	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Alabama	2	$55,795.84	0.05%
Alaska	1	388,561.34	0.38
Arizona	23	2,782,477.16	2.74
Arkansas	3	111,338.65	0.11
California	120	25,760,057.67	25.33
Colorado	32	4,446,987.54	4.37
Connecticut	11	1,841,394.65	1.81
Delaware	4	271,808.45	0.27
District of Columbia	4	358,479.40	0.35
Florida	73	8,035,990.25	7.90
Georgia	31	3,647,339.24	3.59
Hawaii	3	589,816.62	0.58
Idaho	3	269,433.72	0.26
Illinois	56	5,693,928.29	5.60
Indiana	30	2,218,424.13	2.18
Iowa	8	648,506.23	0.64
Kansas	3	219,122.72	0.22
Kentucky	17	1,404,241.57	1.38
Louisiana	8	806,320.56	0.79
Maine	1	95,678.74	0.09
Maryland	10	1,220,086.21	1.20
Massachusetts	13	2,005,850.96	1.97
Michigan	71	6,967,524.81	6.85
Minnesota	7	548,210.64	0.54
Mississippi	3	164,706.91	0.16
Missouri	20	1,495,592.54	1.47
Montana	3	282,625.89	0.28
Nebraska	3	203,079.86	0.20
Nevada	12	1,627,563.51	1.60
New Jersey	13	1,821,975.02	1.79
New Mexico	3	230,593.56	0.23
New York	18	1,830,004.67	1.80
North Carolina	35	3,111,829.45	3.06
Ohio	63	4,384,144.74	4.31
Oklahoma	4	324,268.37	0.32
Oregon	11	1,622,707.99	1.60
Pennsylvania	11	632,116.90	0.62
Rhode Island	3	333,735.54	0.33
South Carolina	7	492,660.84	0.48
Tennessee	16	1,474,481.31	1.45
Texas	41	4,261,315.40	4.19
Utah	12	1,464,783.96	1.44

GEOGRAPHIC DISTRIBUTION *(Continued)*

Location	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Vermont	1	94,058.68	0.09
Virginia	10	1,128,527.34	1.11
Washington	23	3,024,482.92	2.97
West Virginia	4	307,773.25	0.30
Wisconsin	8	998,524.44	0.98
Total	**858**	**$101,698,928.48**	**100.00%**

OCCUPANCY TYPE

Occupancy	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Owner Occupied	769	$92,843,550.08	91.29%
Non Owner Occupied	72	6,804,297.37	6.69
Second Home	17	2,051,081.03	2.02
Total	**858**	**$101,698,928.48**	**100.00%**

LOAN PURPOSE

Loan Purpose	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Cash-out Refinance	412	$48,014,410.96	47.21%
Purchase	283	33,845,108.41	33.28
Rate/Term Refinance	158	18,812,754.28	18.50
Construction	5	1,026,654.83	1.01
Total	**858**	**$101,698,928.48**	**100.00%**

LOAN PROGRAM

Program	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Full Documentation	584	$68,043,144.70	66.91%
Alternate	82	8,109,110.01	7.97
None	8	1,449,503.65	1.43
Limited	50	5,219,186.19	5.13
Unknown	30	3,685,078.64	3.62
Streamlined	4	383,327.00	0.38
Stated Income	100	14,809,578.29	14.56
Total	**858**	**$101,698,928.48**	**100.00%**

RISK GRADE

Risk Grade	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Not Available	15	$1,656,651.53	1.63%
A	357	47,967,364.47	47.17
A-	4	422,417.27	0.42
AA	2	118,133.28	0.12
ALT-A	2	203,741.22	0.20
B	256	30,025,273.27	29.52
C	140	14,110,433.09	13.87
D	82	7,194,914.35	7.07
Total	**858**	**$101,698,928.48**	**100.00%**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
7.500 - 7.999	1	$35,051.87	0.03%
10.000 - 10.499	1	78,832.21	0.08
10.500 - 10.999	2	182,539.82	0.18
11.000 - 11.499	1	132,146.69	0.13
11.500 - 11.999	5	317,904.48	0.31
12.000 - 12.499	9	1,380,408.74	1.36
12.500 - 12.999	13	1,733,083.22	1.70
13.000 - 13.499	25	3,791,064.32	3.73
13.500 - 13.999	39	6,774,305.28	6.66
14.000 - 14.499	43	5,988,071.61	5.89
14.500 - 14.999	92	12,743,557.85	12.53
15.000 - 15.499	74	9,596,673.65	9.44
15.500 - 15.999	113	15,523,686.64	15.26
16.000 - 16.499	73	7,874,234.01	7.74
16.500 - 16.999	104	11,739,793.05	11.54
17.000 - 17.499	79	7,778,973.96	7.65
17.500 - 17.999	51	4,646,452.13	4.57
18.000 - 18.499	29	2,001,580.82	1.97
18.500 - 18.999	35	4,088,158.07	4.02
19.000 - 19.499	18	1,279,307.99	1.26
19.500 - 19.999	21	1,878,455.41	1.85
20.000 - 20.499	8	619,238.88	0.61
20.500 - 20.999	12	692,700.53	0.68
21.000 - 21.499	5	321,303.18	0.32
21.500 - 21.999	2	221,269.87	0.22
22.000 - 22.499	2	194,952.23	0.19
22.500 - 22.999	1	85,181.97	0.08
Total	**858**	**$101,698,928.48**	**100.00%**

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
=< 1.999	6	$491,983.11	0.48%
2.000 - 2.499	6	441,581.74	0.43
2.500 - 2.999	8	1,200,682.65	1.18
3.000 - 3.499	5	429,580.48	0.42
3.500 - 3.999	1	29,848.14	0.03
4.000 - 4.499	2	104,817.74	0.10
4.500 - 4.999	3	235,497.01	0.23
5.000 - 5.499	5	741,595.78	0.73
5.500 - 5.999	29	2,769,188.80	2.72
6.000 - 6.499	48	6,666,886.98	6.56
6.500 - 6.999	60	6,192,233.22	6.09
7.000 - 7.499	46	6,442,856.97	6.34
7.500 - 7.999	48	8,064,613.64	7.93
8.000 - 8.499	45	5,500,339.84	5.41
8.500 - 8.999	87	13,642,692.19	13.41
9.000 - 9.499	60	7,412,062.53	7.29
9.500 - 9.999	102	12,943,214.63	12.73
10.000 - 10.499	65	7,321,193.27	7.20
10.500 - 10.999	84	8,525,098.07	8.38
11.000 - 11.499	52	4,817,524.16	4.74
11.500 - 11.999	47	4,663,481.03	4.59
12.000 - 12.499	19	1,150,473.58	1.13
12.500 - 12.999	14	927,175.94	0.91
13.000 - 13.499	4	255,575.28	0.25
13.500 - 13.999	5	374,133.89	0.37
14.000 - 14.499	3	94,729.58	0.09
14.500 - 14.999	3	215,258.16	0.21
15.000 - 15.499	1	44,610.07	0.04
Total	**858**	**$101,698,928.48**	**100.00%**

INDEX CODE

Index	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
Weekly 6 Mo CDs Secondary Mkt	1	$10,530.59	0.01%
12 Month FNMA LIBOR	4	359,698.28	0.35
1 Year Treasury	27	2,668,920.81	2.62
6 Month LIBOR	822	98,143,347.18	96.50
COFI	2	406,832.47	0.40
COFI MEDIAN	1	21,923.26	0.02
COFI FHL	1	87,675.89	0.09
Total	**858**	**101,698,928.48**	**100.00%**

GROSS MARGIN

Gross Margin (%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
1.500 - 1.749	1	$203,832.86	0.20%
2.000 - 2.249	2	139,679.13	0.14
2.250 - 2.499	2	282,161.15	0.28
2.500 - 2.749	6	741,717.07	0.73
2.750 - 2.999	10	1,252,031.14	1.23
3.000 - 3.249	5	340,473.48	0.33
3.250 - 3.499	5	495,490.34	0.49
3.750 - 3.999	4	368,971.40	0.36
4.000 - 4.249	4	596,097.09	0.59
4.250 - 4.499	12	1,351,501.96	1.33
4.500 - 4.749	5	451,861.84	0.44
4.750 - 4.999	15	1,361,310.19	1.34
5.000 - 5.249	17	1,919,038.78	1.89
5.250 - 5.499	30	4,352,064.15	4.28
5.500 - 5.749	33	3,639,132.19	3.58
5.750 - 5.999	60	7,481,858.07	7.36
6.000 - 6.249	69	8,742,659.00	8.60
6.250 - 6.499	85	10,671,528.52	10.49
6.500 - 6.749	85	10,359,559.93	10.19
6.750 - 6.999	136	16,675,829.80	16.40
7.000 - 7.249	50	5,362,393.69	5.27
7.250 - 7.499	51	6,311,023.30	6.21
7.500 - 7.749	44	5,430,777.97	5.34
7.750 - 7.999	39	4,839,689.37	4.76
8.000 - 8.249	17	1,430,127.43	1.41
8.250 - 8.499	15	1,448,474.25	1.42
8.500 - 8.749	16	1,281,756.02	1.26
8.750 - 8.999	10	1,209,475.55	1.19
9.000 - 9.249	6	661,853.37	0.65
9.250 - 9.499	10	754,440.63	0.74
9.500 - 9.749	7	731,746.29	0.72
9.750 - 9.999	2	287,440.30	0.28
10.000 - 10.249	1	60,688.28	0.06
10.500 - 10.749	2	158,365.84	0.16
10.750 - 10.999	1	152,028.27	0.15
11.250 - 11.499	1	151,849.83	0.15
Total	**858**	**$101,698,928.48**	**100.00%**

MONTH OF NEXT ADJUSTMENT DATE

Month of Adjustment Date	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
June 2002	6	$883,427.37	0.87%
July 2002	53	5,568,735.34	5.48
August 2002	54	5,731,844.45	5.64
September 2002	54	5,250,670.73	5.16
October 2002	52	4,793,945.64	4.71
November 2002	53	5,606,508.83	5.51
December 2002	60	6,513,458.94	6.40
January 2003	30	2,636,512.99	2.59
February 2003	14	1,286,013.80	1.26
March 2003	19	1,927,023.24	1.89
April 2003	18	1,835,144.21	1.80
May 2003	20	1,945,871.26	1.91
June 2003	17	2,099,941.40	2.06
July 2003	9	929,715.24	0.91
August 2003	29	2,852,119.83	2.80
September 2003	13	1,841,397.84	1.81
October 2003	18	1,983,030.21	1.95
November 2003	66	6,188,148.07	6.08
December 2003	26	3,867,055.94	3.80
January 2004	16	2,300,680.06	2.26
February 2004	9	1,394,143.48	1.37
March 2004	16	2,139,533.59	2.10
April 2004	43	5,900,205.46	5.80
May 2004	29	5,319,858.66	5.23
June 2004	3	494,097.66	0.49
July 2004	1	372,516.45	0.37
August 2004	9	919,104.65	0.90
September 2004	5	495,871.58	0.49
October 2004	17	2,787,723.24	2.74
November 2004	44	7,278,381.23	7.16
December 2004	13	1,851,705.43	1.82
January 2005	17	2,991,485.24	2.94
February 2005	1	136,510.25	0.13
March 2005	2	317,616.33	0.31
April 2005	10	1,586,445.80	1.56
May 2005	8	1,303,586.50	1.28
October 2005	1	189,850.22	0.19
March 2006	1	29,848.14	0.03
April 2006	1	60,914.04	0.06
January 2008	1	88,285.14	0.09
Total	**858**	**$101,698,928.48**	**100.00%**

SALOMON SMITH BARNEY
A member of citigroup

LIEN POSITION

Lien Position	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
1	858	$101,698,928.48	100.00%
Total	**858**	**$101,698,928.48**	**100.00%**

COMBINED ORIGINAL LTV

Combined Original LTV(%)	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
10.1 - 20.0	1	$30,971.20	0.03%
20.1 - 30.0	1	25,092.19	0.02
30.1 - 40.0	4	907,919.28	0.89
40.1 - 50.0	13	1,114,300.57	1.10
50.1 - 60.0	30	3,112,490.81	3.06
60.1 - 70.0	81	8,279,403.77	8.14
70.1 - 80.0	332	38,429,066.96	37.79
80.1 - 90.0	325	41,397,495.92	40.71
90.1 - 100.0	63	7,916,224.86	7.78
100.1 - 110.0	7	475,432.33	0.47
120.1 - 130.0	1	10,530.59	0.01
Total	**858**	**$101,698,928.48**	**100.00%**

PREPAYMENT PENALTY TERM

Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
No Penalty	277	$30,139,374.60	29.64%
10.1 - 20.0	3	707,071.41	0.70
20.1 - 30.0	180	24,037,628.10	23.64
30.1 - 40.0	307	36,947,797.45	36.33
40.1 - 50.0	4	320,496.83	0.32
50.1 - 60.0	87	9,546,560.09	9.39
Total	**858**	**101,698,928.48**	**100.00%**

FICO SCORE

FICO Score	Number of Loans	Aggregate Principal Balance as of the Cut-Off Date	% of Aggregate Principal Balance as of the Cut-Off Date
No Score	14	$1,573,700.27	1.55%
401 - 425	3	162,431.59	0.16
426 - 450	5	346,737.57	0.34
451 - 475	19	2,181,748.45	2.15
476 - 500	28	2,549,213.14	2.51
501 - 525	63	5,959,894.80	5.86
526 - 550	131	13,563,019.35	13.34
551 - 575	120	12,721,012.60	12.51
576 - 600	135	16,500,511.88	16.22
601 - 625	146	17,752,690.31	17.46
626 - 650	91	13,412,359.43	13.19
651 - 675	54	8,162,157.00	8.03
676 - 700	27	3,945,934.82	3.88
701 - 725	14	1,616,178.14	1.59
726 - 750	5	966,206.66	0.95
751 - 775	2	167,199.80	0.16
776 - 800	1	117,932.67	0.12
Total	**858**	**$101,698,928.48**	**100.00%**

Pool Cap Table – 3-month LIBOR @ 1.90% for Life; 6-month LIBOR @ 2.07% for Life; 1-year LIBOR @ 2.60% for Life; 6month CD @ 2.875% for Life; COFI @ 2.723% for Life; 1-year Treasury @ 2.211

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

Period	Rate	Period	Rate	Period	Rate	Period	Rate
1	5.73	31	8.85	61	9.20	91	8.95
2	6.41	32	8.86	62	8.90	92	8.95
3	6.34	33	9.81	63	8.91	93	9.91
4	6.48	34	8.86	64	9.20	94	8.95
5	6.15	35	9.16	65	8.91	95	9.25
6	6.23	36	8.86	66	9.21	96	8.96
7	7.31	37	9.16	67	8.91	97	9.26
8	7.23	38	8.87	68	8.91	98	8.96
9	7.97	39	8.87	69	9.53	99	8.96
10	7.15	40	9.16	70	8.92	100	9.26
11	7.35	41	8.87	71	9.22	101	8.96
12	7.07	42	9.17	72	8.92	102	9.26
13	9.16	43	8.87	73	9.22	103	8.96
14	8.87	44	8.88	74	8.92	104	8.97
15	8.87	45	9.83	75	8.92	105	9.93
16	9.16	46	8.88	76	9.22	106	8.97
17	8.86	47	9.18	77	8.93	107	9.27
18	9.16	48	8.88	78	9.23	108	8.97
19	8.86	49	9.18	79	8.93	109	9.27
20	8.86	50	8.89	80	8.93	110	8.97
21	9.47	51	8.89	81	9.89	111	8.98
22	8.86	52	9.18	82	8.93	112	9.28
23	9.16	53	8.89	83	9.23	113	8.98
24	8.86	54	9.19	84	8.94	114	9.28
25	9.16	55	8.89	85	9.24	115	8.98
26	8.85	56	8.89	86	8.94	116	8.98
27	8.85	57	9.85	87	8.94	117	9.60
28	9.14	58	8.90	88	9.24	118	8.98
29	8.85	59	9.20	89	8.95	119	9.29
30	9.15	60	8.90	90	9.24	120	8.99

- 1-Month LIBOR is 1.84% for life
- 23% CPR for Life on the Fixed-Rate Collateral and 30% CPR for Life on the Adjustable-Rate Collateral
- Bonds are adjusted for Actual/360 basis
- Fees include Servicing, Trustee, and amounts payable to the Class A-IO Certificate

Pool Cap Table - 3-month LIBOR @ 20.00% for Life; 6-month LIBOR @ 20.00% for Life; 1-year LIBOR @ 20.00% for Life; 6-month CD @ 20.00% for Life; COFI @ 20.00% for Life; 1-year Treasury @ 20.00

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

Period	Rate	Period	Rate	Period	Rate	Period	Rate
1	19.98	31	18.22	61	11.25	91	10.66
2	20.66	32	18.32	62	10.88	92	10.65
3	20.60	33	19.49	63	10.88	93	11.78
4	20.74	34	18.35	64	11.23	94	10.64
5	20.62	35	18.81	65	10.86	95	10.98
6	20.85	36	18.49	66	11.21	96	10.62
7	21.92	37	18.87	67	10.84	97	10.97
8	22.02	38	18.59	68	10.84	98	10.61
9	22.81	39	18.60	69	11.57	99	10.60
10	21.93	40	18.98	70	10.82	100	10.95
11	22.20	41	18.67	71	11.17	101	10.59
12	21.98	42	19.06	72	10.80	102	10.93
13	9.85	43	18.70	73	11.16	103	10.57
14	9.59	44	18.79	74	10.79	104	10.57
15	9.59	45	19.98	75	10.78	105	11.69
16	9.91	46	18.81	76	11.13	106	10.55
17	9.86	47	19.18	77	10.76	107	10.90
18	10.27	48	18.83	78	11.12	108	10.54
19	9.95	49	19.20	79	10.75	109	10.88
20	10.01	50	18.85	80	10.74	110	10.53
21	10.69	51	18.86	81	11.88	111	10.52
22	10.01	52	19.24	82	10.73	112	10.86
23	10.48	53	18.88	83	11.08	113	10.51
24	17.63	54	19.26	84	10.71	114	10.85
25	17.99	55	18.90	85	11.06	115	10.49
26	17.93	56	18.91	86	10.70	116	10.49
27	17.94	57	20.09	87	10.69	117	11.20
28	18.31	58	18.93	88	11.04	118	10.48
29	18.11	59	19.30	89	10.67	119	10.82
30	18.57	60	18.94	90	11.02	120	10.46

- 1-Month LIBOR is 20.00% for life
- 23% CPR for Life on the Fixed-Rate Collateral and 30% CPR for Life on the Adjustable-Rate Collateral
- Bonds are adjusted for Actual/360 basis
- Fees include Servicing, Trustee, and amounts payable to the Class A-IO Certificate

BOND SUMMARY (to Call)

Class A-IO (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	1.01	1.01	**1.01**	1.01	1.01
First Principal Payment Date	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Last Principal Payment Date	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Principal Window (mths.)	N/A – N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A

Class A (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	15.95	4.82	**2.42**	1.26	.85
First Principal Payment Date	7/25/02	7/25/02	**7/25/02**	7/25/02	7/25/02
Last Principal Payment Date	6/25/2028	8/25/2016	**1/25/10**	3/25/07	8/25/04
Principal Window (mths.)	312	170	**91**	57	26

Class M-1 (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	23.15	9.61	**5.15**	4.73	3.24
First Principal Payment Date	6/25/2021	2/25/2007	**11/25/05**	11/25/06	8/25/04
Last Principal Payment Date	6/25/2028	8/25/2016	**1/25/10**	3/25/07	9/25/05
Principal Window (mths.)	85	115	**51**	5	14

Class M-2 (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	23.15	9.61	**5.08**	4.17	3.06
First Principal Payment Date	6/25/2021	2/25/2007	**9/25/05**	1/25/06	2/25/05
Last Principal Payment Date	6/25/2028	8/25/2016	**1/25/10**	3/25/07	9/25/05
Principal Window (mths.)	85	115	**53**	15	8

Class B-1 (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	23.15	9.61	**5.04**	3.82	2.73
First Principal Payment Date	6/25/2021	2/25/2007	**7/25/05**	9/25/05	11/25/04
Last Principal Payment Date	6/25/2028	8/25/2016	**1/25/10**	3/25/07	9/25/05
Principal Window (mths.)	85	115	**55**	19	11

Class B-2 (CPR)

Fixed	0%	11.5%	**23%**	34.5%	46%
Adjustable	0%	15%	**30%**	45%	60%
WAL (yrs.)	23.15	9.61	**5.02**	3.70	2.62
First Principal Payment Date	6/25/2021	2/25/2007	**7/25/05**	8/25/05	10/25/04
Last Principal Payment Date	6/25/2028	8/25/2016	**1/25/10**	3/25/07	9/25/05
Principal Window (mths.)	85	115	**55**	20	12

BOND SUMMARY (to Maturity)

Class A-IO (CPR)

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	1.01	1.01	**1.01**	1.01	1.01
First Principal Payment Date	N/A - N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Last Principal Payment Date	N/A - N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A
Principal Window (mths.)	N/A - N/A	N/A - N/A	**N/A - N/A**	N/A - N/A	N/A - N/A

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	16.05	5.11	**2.63**	1.35	0.85
First Principal Payment Date	07/25/02	07/25/02	**07/25/02**	07/25/02	07/25/02
Last Principal Payment Date	06/25/31	11/25/26	**02/25/19**	06/25/13	08/25/04
Principal Window (mths.)	348	293	**200**	132	26

Class M-1 (CPR)

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	23.40	10.38	**5.68**	5.68	4.67
First Principal Payment Date	06/25/21	02/25/07	**11/25/05**	11/25/06	08/25/04
Last Principal Payment Date	01/25/31	01/25/25	**07/25/16**	09/25/11	03/25/10
Principal Window (mths.)	116	216	**129**	59	68

Class M-2 (CPR)

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	23.39	10.34	**5.57**	4.50	3.29
First Principal Payment Date	06/25/21	02/25/07	**09/25/05**	01/25/06	02/25/05
Last Principal Payment Date	10/25/30	01/25/24	**05/25/15**	11/25/10	04/25/08
Principal Window (mths.)	113	204	**117**	59	39

Class B-1 (CPR)

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	23.34	10.18	**5.42**	4.06	2.91
First Principal Payment Date	06/25/21	02/25/07	**07/25/05**	09/25/05	11/25/04
Last Principal Payment Date	04/25/30	04/25/22	**11/25/13**	10/25/09	07/25/07
Principal Window (mths.)	107	183	**101**	50	33

Class B-2 (CPR)

Fixed	0%	11.5%	23%	34.5%	46%
Adjustable	0%	15%	30%	45%	60%
WAL (yrs.)	23.25	9.90	**5.21**	3.82	2.71
First Principal Payment Date	06/25/21	02/25/07	**07/25/05**	08/25/05	10/25/04
Last Principal Payment Date	03/25/29	01/25/19	**07/25/11**	03/25/08	05/25/06
Principal Window (mths.)	94	144	**73**	32	20

CAP SCHEDULE

For the first 12 months, the strike will be 5.75% and will have the following schedule:

Period	Notional Balance
1	$255,093,464.22
2	$248,634,031.70
3	$242,340,119.60
4	$236,207,425.43
5	$230,231,745.28
6	$224,407,600.03
7	$218,731,182.54
8	$213,199,892.94
9	$207,809,057.35
10	$202,556,089.48
11	$197,437,404.40
12	$192,449,508.40

For months 24 through 60, the strike will be 8.50% and will have the following schedule:

Period	Notional Balance	Period	Notional Balance	Period	Notional Balance
24	$91,153,326.99	37	$67,788,592.38	50	$50,328,160.83
25	$89,105,134.56	38	$66,257,359.60	51	$49,184,495.41
26	$87,102,200.64	39	$64,760,065.47	52	$48,066,265.85
27	$85,143,534.97	40	$63,295,966.06	53	$46,972,913.47
28	$83,228,168.83	41	$61,864,333.65	54	$45,903,891.76
29	$81,355,154.58	42	$60,464,456.36	55	$44,858,666.12
30	$79,523,565.19	43	$59,095,637.81	56	$43,836,713.64
31	$77,732,493.81	44	$57,757,196.80	57	$42,837,522.77
32	$75,981,053.30	45	$56,448,466.94	58	$41,860,593.15
33	$74,268,375.84	46	$55,168,796.40	59	$40,905,435.32
34	$72,593,612.48	47	$53,917,547.51	60	$39,971,570.50
35	$70,955,932.77	48	$52,694,096.51	61+	$0.00
36	$69,354,524.30	49	$51,497,833.24		